UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42526

Anbio Biotechnology

Friedrich-Ebert-Anlage 35-37, 60327
Frankfurt am Main,
Germany
+49 69870039170

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Effective January 21, 2026, as approved by the Board of Directors (the “Board”), the Nominating Committee and the Compensation Committee of Anbio Biotechnology (the “Company”), Michael Zhang was appointed as a director, the Chair of Audit Committee, a member of Nominating Committee and a member of Compensation Committee. Michael Zhang would replace Kenneth Li as a director, the Chair of Audit Committee, a member of Nominating Committee and a member of Compensation Committee. Kenneth Li’s departure was not a result of any disagreement with the Company’s operations, policies or procedures.

The biographical information of Michael Zhang is set forth below:

Michael Zhang has over 30 years’ experience in finance. He has worked as a managing partner, overseeing all corporate finance and investment-related matters at Healthcare Alpha Management since 2014. He obtained his bachelor’s degree in business from Indiana University Bloomington in 1996 and master’s degree in business administration from Yale University in 2004.

Michael Zhang does not have a family relationship with any director or executive officer of the Company. He has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

The Board has determined that Michael Zhang is independent, pursuant to the definition of independence under Rule 5605(a)(2) of the Nasdaq Listing Rules, based on an evaluation of the relationships between the Company and Michael Zhang. The Board has further determined that Michael Zhang qualifies as an “audit committee financial expert” under Item 407(d)(5) of Regulation S-K of the Securities Exchange Act of 1934, as amended, and satisfies the financial sophistication requirements of Rule 5605(c)(2)(A) of the Nasdaq Listing Rules, based on her education, experience, and professional background.

Pursuant to the director offer letter by and between the Company and Michael Zhang, dated January 21, 2026, (the “Director Offer Letter with Michael Zhang”), the term shall continue until his successor is duly elected and qualified. The Board may terminate the position as a director for any or no reason. Michael Zhang is entitled to compensation of US$30,000 for each calendar year, payable on a semiannual basis. The offer letter is qualified in its entirety by reference to the complete text of the letter, which is filed hereto as Exhibit 10.1.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Director Offer Letter with Michael Zhang, dated January 21, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Anbio Biotechnology

Date: January 26, 2026	By:	/s/ Michael Lau
	Name:	Michael Lau
	Title:	Chief Executive Officer

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